SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hesai Group

(Name of Issuer)

Ordinary Shares, par value of US$0.0001 per share

(Title of Class of Securities)

428050 108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 428050 108 has been assigned to the American Depositary Shares (“ADSs”) of Hesai Group (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer. The CUSIP number of the Class B ordinary shares is G4417G 106.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,272,727 Class B ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,272,727 Class B ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,272,727 Class B ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.6% (2) representing 2.4% of the total outstanding voting power (3)
12	Type of Reporting Person CO

(1)

Represents (i) 4,242,424 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation; and (ii) 3,030,303 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	Name of Reporting Person Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,242,424 Class B ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,242,424 Class B ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,424 Class B ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.3% (2) representing 1.4% of the total outstanding voting power (3)
12	Type of Reporting Person PN

(1)

Represents 4,242,424 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	Name of Reporting Person Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,242,424 Class B ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,242,424 Class B ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,424 Class B ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 3.3% (2) representing 1.4% of the total outstanding voting power (3)
12	Type of Reporting Person OO

(1)

Represents 4,242,424 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

1	Name of Reporting Person Fast Pace Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,030,303 Class B ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,030,303 Class B ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,030,303 Class B ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 2.3% (2) representing 1.0% of the total outstanding voting power (3)
12	Type of Reporting Person CO

(1)	Represents 3,030,303 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.
(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

Item 1(a). Name of Issuer:

Hesai Group

Item 1(b). Address of Issuer’s Principal Executive Offices:

9th Floor, Building L2-B 1588

Zhuguang Road, Qingpu District

Shanghai 201702

People’s Republic of China

Item 2(a). Name of Person Filing:

(i)	Xiaomi Corporation;

(ii)	Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)

(iii)	Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.

(iv)	Fast Pace Limited

(collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

(i)	Xiaomi Corporation

c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

(ii)	Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)

Floor 5, Building 7, No. 3601 Dongfang Road, Pudong New Area

Shanghai, People’s Republic of China

(iii)	Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.

No.8, 1st floor, 66 Jiufeng 1st Road, Donghu New Technology Development Zone

Wuhan, People’s Republic of China

(iv)	Fast Pace Limited

c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road

Town Tortola, British Virgin Island

Item 2(c) Citizenship:

(i)	Xiaomi Corporation – Cayman Islands

(ii)	Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) – People’s Republic of China

(iii)	Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd. – People’s Republic of China

(iv)	Fast Pace Limited – British Virgin Islands

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share, and Class B ordinary shares, par value of $0.0001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares, par value of $0.0001 per share, and Class B ordinary shares, par value of $0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is convertible at the option of the holder at any time into one Class B ordinary share. Class B ordinary share are not convertible into Class A ordinary share under any circumstance. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

Item 2(e). CUSIP Number:

428050 108

This CUSIP number applies to the ADSs, with every ADS representing one Class B ordinary share. The CUSIP number of the Class B ordinary shares is G4417G 106.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

Reporting Person	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Xiaomi Corporation	7,272,727	(3)	5.6%	2.4%	7,272,727	(3)	0	7,272,727	(3)	0
Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership)	4,242,424	(4)	3.3%	1.4%	4,242,424	(4)	0	4,242,424	(4)	0
Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd.	4,242,424	(4)	3.3%	1.4%	4,242,424	(4)	0	4,242,424	(4)	0
Fast Pace Limited	3,030,303	(5)	2.3%	1.0%	3,030,303	(5)	0	3,030,303	(5)	0

(1)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023. Each Class B ordinary share is entitled to one vote per share and each Class A ordinary share is entitled to ten votes per share on all matters submitted to the shareholders for a vote.

(3)

Represents (i) 4,242,424 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation; and (ii) 3,030,303 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

(4)

Represents 4,242,424 Class B ordinary shares held by Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership) is Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., a PRC limited liability company controlled by Xiaomi Corporation.

(5)	Represents 3,030,303 Class B ordinary shares held by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

XIAOMI CORPORATION

By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

SHANGHAI ZIYUE ENTERPRISE MANAGEMENT CONSULTING PARTNERSHIP (LIMITED PARTNERSHIP)

By:	Hubei Xiaomi Changjiang Industrial Investment Fund Management Co., Ltd., its General Partner

/s/ Alain Lam
Name: Alain Lam
Title: Authorized Signatory

HUBEI XIAOMI CHANGJIANG INDUSTRIAL INVESTMENT FUND MANAGEMENT CO., LTD.

By:	/s/ Alain Lam
Name: Alain Lam
Title: Legal Representative

FAST PACE LIMITED

By:	/s/ Alain Lam
Name: Alain Lam
Title: Director